UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-51926

(Check one):

|_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
|_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR
For the Quarter Ended: September 30, 2006
          |_|  Transition Report on Form 10-K
          |_|  Transition Report on Form 20-F
          |_|  Transition Report on Form 11-K
          |_|  Transition Report on Form 10-Q
          |_|  Transition Report on Form N-SAR
For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                          Ridgewood Energy P Fund, LLC
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                             Full Name of Registrant


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                            Former Name if Applicable

                                1314 King Street
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            Address of Principal Executive Office (Street and Number)

                           Wilmington, Delaware 19801
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                            City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
|X| Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ridgewood Energy P Fund, LLC (the "Fund") could not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 ("Form 10-Q") with the Securities and Exchange Commission (the "SEC") within the prescribed time period without unreasonable effort or expense in light of the circumstances described below.

As reported under Item 4.02 of the Form 8-K filed by the Fund on October 24, 2006, on October 20, 2006, Ridgewood Energy Corporation (the "Manager") concluded that the Fund's financial statements as of and for the year ended December 31, 2005 (the "2005 Financial Statements") as included in the Fund's Form 10 should no longer be relied upon and should be restated because of errors in such financial statements that have been detected by management of the Fund. This has delayed the filing of the Form 10-Q. The Fund has restated the 2005 Financial Statements and filed an amendment to the Form 10 on November 13, 2006, to include such restated financial statements.

As a predicate for filing its Form 10-Q, the Fund must file with the SEC its quarterly filings under Section 13(a) of the Securities Exchange Act of 1934, as amended, for the quarter ended March 31, 2006 and for the quarter ended June 30, 2006. As a result, its Form 10-Q for the quarter ended September 30, 2006 will be filed as soon as practicable following the filing of the Form 10-Q for each of the quarters ended March 31, 2006 and June 30, 2006.


(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Kathleen P. McSherry                201                   447-9000
     ---------------------------   -----------------      ---------------------
     (Name)                           (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

     Form 10-Q for quarter ended March 31, 2006                |_| Yes    |X|No
     Form 10-Q for quarter ended June 30, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |_| Yes    |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          RIDGEWOOD ENERGY P FUND, LLC

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006                    By:  /s/ Kathleen P. McSherry
      -----------------                         -----------------------------
                                                    Kathleen P. McSherry
                                                    Senior Vice President and
                                                    Chief Financial Officer